SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ) *

InMode Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M5425M 103
(CUSIP Number)

N/A
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M5425M 103

1.	Name of Reporting Person SpaMedica International SRL
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Barbados
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 0 shares
	6.	Shared Voting Power: 4,436,720 shares
	7.	Sole Dispositive Power: 0 shares
	8.	Shared Dispositive Power: 4,436,720 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,436,720 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 13.53%(2)
12.	Type of Reporting Person (See Instructions): CO

(1)	Includes options to purchase 339,910 ordinary shares within 60 days of the date hereof.
(2)	Based on 32,799,082 ordinary shares outstanding as of December 31, 2019, as reported on the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on February 18, 2020.

CUSIP No. M5425M 103

1.	Name of Reporting Person The Stephen Mulholland Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Barbados
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 0 shares
	6.	Shared Voting Power: 4,436,720 shares
	7.	Sole Dispositive Power: 0 shares
	8.	Shared Dispositive Power: 4,436,720 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,436,720 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 13.53%(2)
12.	Type of Reporting Person (See Instructions): OO

(1)	Includes options to purchase 339,910 ordinary shares within 60 days of the date hereof.
(2)	Based on 32,799,082 ordinary shares outstanding as of December 31, 2019, as reported on the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on February 18, 2020.

CUSIP No. M5425M 103

1.	Name of Reporting Person Dr. Stephen Mulholland
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Canada
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 4,436,720 shares
	6.	Shared Voting Power: 0 shares
	7.	Sole Dispositive Power: 4,436,720 shares
	8.	Shared Dispositive Power: 0 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,436,720 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 13.53%(2)
12.	Type of Reporting Person (See Instructions): IN

(1)	Includes options to purchase 339,910 ordinary shares within 60 days of the date hereof.
(2)	Based on 32,799,082 ordinary shares outstanding as of December 31, 2019, as reported on the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on February 18, 2020.

CUSIP No. M5425M 103

Item 1

(a)	Name of Issuer:

InMode Ltd. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Tavor Building, Sha’ar Yokneam

P.O. Box 533

Yokneam 2069200, Israel

Item 2

(a)	Name of Person Filing:

This filing is being made jointly by SpaMedical International SRL (“SpaMedica”), Dr. Stephen Mulholland and The Stephen Mulholland Family Trust (“The SMFT Trust”), each of whom is sometimes referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

SpaMedica is wholly-owned by The SMFT Trust, a Barbados trust that is wholly owned by Dr. Mulholland and controlled and managed by its independent trustee.

The joint filing agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	Address of Principal Business Office or, if none, Residence:

SpaMedica International SRL

No. 15 Maxwell Main Road

Christ Church, Barbados BB15042

Dr. Stephen Mulholland

c/o SpaMedica International SRL

No. 15 Maxwell Main Road

Christ Church, Barbados BB15042

The SMFT Trust

c/o SpaMedica International SRL

No. 15 Maxwell Main Road

Christ Church, Barbados BB15042

(c)	Citizenship:

SpaMedica is organized under the laws of Barbados.

Dr. Mulholland is a citizen of Canada.

The SMFT Trust is organized under the laws of Barbados.

(d)	Title of Class of Securities:

Ordinary shares, NIS 0.01 par value per share

CUSIP No. M5425M 103

(e)	CUSIP Number:

M5425M 103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

See the response to Item 9 on each attached cover page above.

As of the date of this filing, SpaMedica held 4,436,720 ordinary shares including options to purchase 339,910 ordinary shares within 60 days of the date hereof. SpaMedica is wholly-owned by The SMFT Trust, a Barbados trust that is wholly owned by Dr. Mulholland and controlled and managed by its independent trustee. Dr. Mulholland has voting and dispositive rights over the ordinary shares beneficially owned by SpaMedica and therefore may be deemed to beneficially own such ordinary shares.

(b)	Percent of class:

13.53%*

* Based on 32,799,082 ordinary shares outstanding as of December 31, 2019, as reported on the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on February 18, 2020.

CUSIP No. M5425M 103

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the response to Item 5 on each attached cover page above.

(ii)	Shared power to vote or to direct the vote:

See the response to Item 6 on each attached cover page above.

(iii)	Sole power to dispose or to direct the disposition of:

See the response to Item 7 of each attached cover page above.

(iv)	Shared power to dispose or to direct the disposition of:

See the response to Item 7 of each attached cover page above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. M5425M 103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2020

SPAMEDICA INTERNATIONAL SRL

/s/ Neal Griffith
Name:	Neal Griffith
Title:	Director

DR. STEPHEN MULHOLLAND

/s/ Dr. Stephen Mulholland
Name:	Dr. Stephen Mulholland

THE STEPHEN MULHOLLAND FAMILY TRUST
by its trustee, Chaundler Trust & Corporate Services Ltd.

/s/ Neal Griffith
Name:	Neal Griffith
Title:	Managing Director

/s/ Matthew MacKay
Name:	Matthew MacKay
Title:	Managing Director

CUSIP No. M5425M 103

Exhibit(s):

1.       Joint Filing Agreement

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